Bison Capital Acquisition Corp.

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing 100016, China

May 2, 2019

VIA EMAIL & EDGAR

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

Re:	Bison Capital Acquisition Corp. Withdrawal of Acceleration Request- Amendment No. 4 to Registration Statement on Form S-4 File No. 333-229127

Dear Ms. Yale:

We hereby withdraw our prior acceleration request dated April 29, 2019.

Thank you for your assistance. If you should have any questions, please contact Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC by telephone at (917) 512-0827.

Very truly yours,

/s/ James Jiayuan Tong
Name:	James Jiayuan Tong
Title:	Chief Executive Officer

Cc:	Arila Zhou, Esq.

Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC